===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

                                (Amendment No. 5)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           WILLAMETTE INDUSTRIES, INC.
                       (Name of Subject Company (Issuer))

                             COMPANY HOLDINGS, INC.
                              WEYERHAEUSER COMPANY
                      (Names of Filing Persons -- Offerors)

                     COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (Title of Class of Securities)

                                    969133107
                      (CUSIP Number of Class of Securities)

                              Robert A. Dowdy, Esq.
                              Weyerhaeuser Company
                          Federal Way, Washington 98063
                            Telephone: (253) 924-2345

       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                               Richard Hall, Esq.
                             Cravath, Swaine & Moore
                                825 Eighth Avenue
                            New York, New York 10019

                            Telephone: (212) 474-1000

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


                                   SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation (the "Company"), and (2) unless and until validly redeemed by the Board of Directors of the Company, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of the Company (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $48.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

Item 11.  Additional Information.

          On December 14, 2000, Parent was advised by the FTC that early termination had been granted for the waiting period under the HSR Act with respect to the Offer and the Proposed Merger. The full text of a press release issued by Parent on December 14, 2000, is filed as Exhibit (a)(5)(D) hereto.

Item 12. Exhibits.

(a)(5)(D) Press  release  issued  by  Weyerhaeuser  Company,  dated
          December 14, 2000.

                                   SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.



                                        COMPANY HOLDINGS, INC.,

                                             by
                                                       /s/ STEVEN R. ROGEL
                                                -------------------------------
                                                Name:  Steven R. Rogel
                                                Title: President


                                        WEYERHAEUSER COMPANY,

                                             by
                                                      /s/ STEVEN R. ROGEL
                                                -------------------------------
                                                Name:  Steven R. Rogel
                                                Title: President and Chief
                                                       Executive Officer

           Dated: December 14, 2000

                                  EXHIBIT INDEX

Exhibit No.     Description
-----------     -----------

(a)(5)(D)       Press release  issued by  Weyerhaeuser  Company, dated
                December 14, 2000.

                                                               Exhibit (a)(5)(D)

                                                     [Weyerhaeuser Company logo]

News Release

For Immediate Release

                WEYERHAEUSER COMPANY ANNOUNCES EARLY TERMINATION
                       OF HART-SCOTT-RODINO WAITING PERIOD

FEDERAL WAY, Wash., December 14, 2000 - Weyerhaeuser Company (NYSE: WY) today announced that it has received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to Weyerhaeuser's tender offer for all of the outstanding shares of Willamette Industries, Inc. (NYSE: WLL). The early termination of the Hart-Scott-Rodino waiting period has satisfied one of the conditions to the Weyerhaeuser tender offer.

Steven R. Rogel, chairman, president and chief executive officer of Weyerhaeuser, stated, "We are very pleased to have one of the conditions of our offer satisfied with the early termination of the HSR waiting period. We urge Willamette shareholders to tender their shares and send a message to the board and management of Willamette - this transaction is too compelling to ignore and Willamette's delaying tactics are only costing Willamette shareholders money."

As previously announced, Weyerhaeuser commenced a tender offer on November 29, 2000 for all of the outstanding shares of common stock of Willamette at a price of $48.00 per share, in cash. This price represents a 38 percent premium over the company's closing price on Friday, November 10, the last trading day before Weyerhaeuser's announcement of the proposal, and a premium of approximately 60 percent to Willamette's average share price for the 60 days prior to the announcement.

The tender offer and withdrawal rights are scheduled to expire at 12:00 midnight E.S.T., January 4, 2001, unless extended.

Morgan Stanley Dean Witter is acting as Dealer Manager for the offer, and Innisfree M&A Incorporated is acting as Information Agent.

Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 1999, sales were $12.3 billion. It has offices or operations in 13 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at http://www.weyerhaeuser.com.


                                     -more-

FORWARD-LOOKING STATEMENTS

This news release contains statements concerning the company's future results and performance that are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, including the level of interest rates and housing starts; market demand for the company's products, which may be tied to the relative strength of various US business segments; performance of the company's manufacturing operations; the types of logs harvested in the company's logging operations; the level of competition from foreign producers; the effect of forestry, land use, environmental and other governmental regulations; and the risk of losses from fires, floods and other natural disasters. The company is also a large exporter and is affected by changes in economic activity in Europe and Asia, particularly Japan, and by changes in currency exchange rates, particularly the relative value of the US dollar and the Euro, and restrictions on international trade. These and other factors that could cause or contribute to actual results differing materially from such forward looking statements are discussed in greater detail in the company's Securities and Exchange Commission filings.

IMPORTANT INFORMATION

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company ("Weyerhaeuser"), has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. ("Willamette") at $48.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Thursday, January 4, 2001. CHI may extend the offer and currently expects that the offer will be extended until the principal conditions to the offer, which are described in the Offer to Purchase forming part of CHI's tender offer statement, are satisfied. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

Investors and security holders are urged to read any proxy statement regarding the proposed business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Each such proxy statement will be filed with the Commission. Investors and security holders may obtain a free copy of the tender offer statement, each such proxy statement (when it is available) and other documents filed by Weyerhaeuser with the Commission at the Commission's website at http://www.sec.gov. The tender offer statement, each such proxy statement (when it is available) and these other documents may also be obtained for free from Weyerhaeuser by directing a request to Kathryn McAuley at (253) 924-2058.

Detailed information regarding the names, affiliations and interests of individuals who may be deemed participants in the solicitation of proxies of shareholders of Willamette by Weyerhaeuser and CHI is available in a filing made by Weyerhaeuser with the Commission pursuant to Rule 14a-12 on December 12, 2000.

Today's news release, along with other news about Weyerhaeuser, is available on the Internet at http://www.weyerhaeuser.com.

Weyerhaeuser contacts:

      Analysts                                              Media
      Kathryn McAuley       Joele Frank / Jeremy Zweig      Bruce Amundson
      Weyerhaeuser          Joele Frank, Wilkinson          Weyerhaeuser
      (253) 924-2058        Brimmer Katcher                 (253) 924-3047
                            (212) 355-4449